Exhibit 4

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 1 September 2017 it purchased for treasury 350,000 of its ordinary shares at an average price of 1415.6886 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each
Number of shares repurchased:	350,000
Date of transaction:	1 September 2017
Time of transaction:	08:15 – 16:30
Price (pence):	1415.6886
Trading venue:	London Stock Exchange
Broker:	Merrill Lynch International

Following the above purchase, WPP holds 61,804,826 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,270,602,191 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204